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                                                                     EXHIBIT 3.3

                           Certificate of Amendment
                                      of
                         Certificate of Incorporation
                                      of
                           SupplierMarket.com, Inc.

     SupplierMarket.com, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), DOES HEREBY CERTIFY:
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     FIRST: That pursuant to the authority conferred upon the Board of Directors by the Certificate of Incorporation of the Corporation, the Board of Directors and Stockholders duly adopted a resolution setting forth a proposed amendment to the Certificate of Incorporation of the Corporation.

     SECOND: Upon the effectiveness hereof, Article IV.A.6P shall be deleted in its entirety and replaced with the following provision:

"6P. Mandatory Conversion. If at any time the Corporation shall effect a firm
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commitment underwritten public offering of shares of Common Stock in which (i)
the aggregate gross proceeds from such offering to the Corporation shall be at least $30,000,000 and (ii) the price paid by the public for such shares shall be at least 1.5 (one and one-half) times the Original Purchase Price per share for the Series B Preferred Stock (such resultant price per share to be equitably adjusted to reflect stock splits, dividends, combinations, recapitalizations and similar transactions with respect to the Common Stock), then effective upon the closing of the sale of such shares by the Corporation pursuant to such public offering, all outstanding shares of Preferred Stock shall automatically convert to shares of Common Stock."


                                           /s/ Jonathan Burgstone
                                           -----------------------
                                           Jonathan Burgstone, CEO